Exhibit 1

LUBY’S SAVINGS AND INVESTMENT PLAN

Financial Statements

and Supplemental Schedule

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee

Luby’s Savings and Investment Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Luby’s Savings and Investment Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Calvetti Ferguson

Houston, Texas

June 24, 2015

LUBY’S SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Mutual funds	$21,481,531	$20,173,123
Collective investment trust	-	3,479,145
Group annuity contract	3,314,662	-
Employer securities	218,598	432,090
Total investments, at fair value	25,014,791	24,084,358
Notes receivable from participants	1,128,787	806,005
Total assets	26,143,578	24,890,363

Liabilities - Excess contributions payable	(70,954)	(55,362)

Net assets	26,072,624	24,835,001

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(42,620)

Net assets available for benefits	$26,072,624	$24,792,381

The accompanying notes are an integral part of these financial statements.

LUBY’S SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2014

Additions:
Participant contributions	$2,436,034
Employer contributions	460,860
Rollovers	121,248
Total contributions	3,018,142
Interest on notes receivable from participants	39,270
Dividends & interest	1,327,236
Net depreciation in fair value of investments	(218,067)
Other Income	40,832

Total additions	4,207,413

Deductions:
Benefits paid to participants	2,865,234
Administrative expenses	61,936
Total deductions	2,927,170

Net increase	1,280,243

Net assets available for benefits:
Beginning of year	24,792,381

End of year	$26,072,624

The accompanying notes are an integral part of these financial statements.

LUBY’S SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The Luby’s Savings and Investment Plan (the “Plan”) provides retirement savings benefits to eligible employees of Luby’s, Inc. (“Company” or “Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution 401(k) plan that provides retirement savings benefits to eligible employees of Luby’s, Inc. and Luby’s Fuddruckers Restaurants, LLC through voluntary contributions by employees and discretionary contributions by the Company. Eligible employees are employees who have attained 21 years of age and, effective October 1, 2014, must have completed six months of service. The Plan, which commenced effective March 1, 1997, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).

Effective October 1, 2014, the Plan was amended and restated and a new administrator and custodian of the Plan was appointed. As a result of the change in custodian, the assets of the Plan transferred from American Funds to Great-West Trust Company, LLC. Plan assets transferred to the new custodian were transferred into funds comparable to those offered by the previous custodian.

Contributions – Each year, participants may elect to contribute an amount not less than 1% and not more than 15% of eligible compensation as defined by the Plan subject to IRS limits ($17,500 for 2014). Effective October 1, 2014, participants may elect to contribute up to 25% of eligible compensation. Participants who have attained 50 years of age before the end of the Plan year are eligible to make catch-up contributions ($5,500 for 2014). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company currently provides a discretionary employer match of 25% for the first 6% of compensation.

Rollovers – Rollover contributions represent funds transferred to the Plan from other qualified plans by participants.

Participants' Accounts – Each participant account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings as well as an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan.

LUBY’S SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

Vesting – Participants are 100% vested in their contributions and any earnings thereon. Vesting in the Company’s non-elective contributions portion of their accounts is based on years of continuous service as follows:

Number of Years of Completed Service	Percentage of Vested Interest
1	0%
2	25%
3	50%
4	75%
5	100%

Forfeitures – Participants who terminate employment with the Company prior to full vesting forfeit the non-vested portion of the Company’s non-elective contribution. These forfeitures are used to reduce Employer contributions and pay the Plan’s expenses. In 2014, employer contributions were reduced by approximately $80 thousand from forfeited non-vested accounts.

Withdrawals – The Plan provides benefits for eligible participants upon retirement, death, termination, or permanent disability, according to the form of payment elected by the participant within the limitations defined in the Plan. In addition, the Plan provides in-service distribution benefits for eligible participants. On termination of service, any balance under $5,000 is automatically distributed from the Plan as soon as administratively possible.

Notes Receivable from Participants – Participants may borrow up to a maximum equal to the lesser of $50,000 less the highest outstanding balance of all loans in the previous 12 months or 50% of the present value of the participant’s vested account balance. The minimum loan amount is $1,000. Loan terms range from one to five years for general purpose loans. Initially, interest rates are based on prime rate plus 1%. Interest on loans is fixed for the term of the loans, ranging from 4.25% to 8.75% as of December 31, 2014 and 2013. Generally, loan repayment is executed through payroll deduction.

Plan Trustee – Prior to October 1, 2014, Capital Bank & Trust (“Trustee”) served as trustee for the Plan. Among other duties, the Trustee receives contributions, holds and invests the fund assets in accordance with the directions of participants, and makes disbursements as directed by the Plan Administrator. Effective October 1, 2014, the Trustee for the Plan changed from Capital Bank & Trust to Reliance Trust Company.

Continuation of the Plan – The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan in accordance with the provisions of the Plan. Should the Plan terminate, the account of each participant shall be fully (100%) vested as of the effective date of termination of the Plan. The vested accounts may be distributed to participants after the effective date of the Plan termination.

Administrative Expenses – The Company may pay, at its discretion, all reasonable costs, charges and expenses incurred in the administration of the Plan. Any administrative expenses not paid by the Company are paid directly by the Plan and the Participants.

LUBY’S SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan’s financial statements are prepared on the accrual basis of accounting and include all adjustments necessary to present fairly the financial statements of the Plan in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition – The fair values of the Plan’s investment portfolio are determined using various valuation techniques and are placed into the fair value hierarchy considering the following: (i) the highest priority is given to quoted prices in active markets for identical assets (Level 1); (ii) the next highest priority is given to quoted prices in markets that are not active or inputs that are observable either directly or indirectly, including quoted prices for similar assets in markets that are not active and other inputs that can be derived principally from, or corroborated by, observable market data for substantially the full term of the assets (Level 2); and (iii) the lowest priority is given to unobservable inputs supported by little or no market activity and that reflects the assumptions about the exit price, including assumptions that market participants would use in pricing the assets (Level 3). The categorization of the Plan’s financial instruments within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the aforementioned valuation hierarchy:

Mutual Funds – These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

LUBY’S SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

Employer Securities – Employer securities are common stock issued by the employer that is readily tradable in an established securities market and are classified within level 1 of the valuation hierarchy. The Luby’s, Inc. Employer Stock investment option has been frozen and is no longer available.

Guaranteed annuity contract - Guaranteed annuity contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Plan Committee evaluates a variety of factors including review of existing contracts and overall credit ratings. All of these inputs are generally considered observable through the review of existing contracts and readily available financial information on the web sites of the issuing financial institutions. The guaranteed annuity contract is classified within level 2 of the valuation hierarchy.

Collective Investment Trust – The INVESCO Stable Value Fund is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend rate.

Excess Contributions Payable – Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 15, 2015.

Payment of Benefits – Benefit payments to participants are recorded when paid.

Risks and Uncertainties – The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Recent Accounting Pronouncements – Recent accounting pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan’s financial statements.

Subsequent Events – The Plan has evaluated all events and transactions that occurred through June 24, 2015, the date these financial statements were issued.

NOTE 3 – Group Annuity Contract

The Plan has a group annuity contract with Great-West Life & Annuity Insurance Company ("Great-West") that invests contributions in the Key Guaranteed Portfolio Fund. The Key Guaranteed Portfolio Fund is a general account product. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The interest crediting rate is reset quarterly. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract since the contract was determined to be fully benefit-responsive. The contract is included in the financial statements at fair value which approximates contract value. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

LUBY’S SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

As the significant inputs, including the crediting interest rates, are provided by the issuer of the contract and are based upon factors determined by the issuer, the inputs are considered to be observable and, therefore, the investment is classified as a Level 2 investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2014 was $3,314,662. The crediting interest is based on a formula agreed upon with the issuer but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:

(a) Amendments to the Plan document (including complete or partial Plan termination or merger with another plan),

(b) Changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions,

(c) Bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan or

(d) The failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The average yield earned by the plan for the benefit responsive fund was 1.25%. The actual average yield earned by the plan for the benefit responsive fund was 1.23%.

NOTE 4 – STABLE VALUE FUND

Prior to October 1, 2014, the Plan entered into a benefit-responsive stable value fund with AMVESCAP National Trust Company (“AMVESCAP”), the INVESCO Stable Value Fund. AMVESCAP maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The stable value fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

LUBY’S SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

The stable value fund is a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value fund. Contract value, as reported to the Plan by AMVESCAP, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

In certain circumstances, the amount withdrawn from Invesco’s wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan, a material adverse change to provisions of the Plan, the employer’s election to withdraw from a wrapper contract in order to switch to a different investment provider and in the event of a spin-off or sale of a division, the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Given such events are beyond the control of the Plan administrator, however, there can be no guarantee this will be the case.

The average yield for the period of January 1, 2014 through September 30, 2014 was approximately 1.37%. The crediting interest rate for the period of January 1, 2014 through September 30, 2014 was approximately 1.65%.

NOTE 5 - INVESTMENTS

The following presents the fair value of participant-directed investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
JPMorgan Intl Research Enhance Eq A	$2,925,286	$-
AllianceBernstein Growth and Income	2,097,494	-
MFS Growth R4	2,188,534	-
AllianceBernstein High Income	1,680,173	-
Oppenheimer Senior Floating Rate I	1,680,938	-
Pioneer Bond Y	2,507,044	-
Key Guaranteed Portfolio Fund	3,314,662	-
American Funds American Balanced Fund	-	9,023,438
American Funds Europacific Growth Fund	-	1,865,767
Columbia Acorn Fund – A	-	2,542,844
Columbia Large Cap Index Fund – A	-	2,057,699
INVESCO Stable Value Fund	-	3,479,145
American Funds Growth Fund of America	-	1,460,055

LUBY’S SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – FAIR VALUE MEASUREMENT

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013 (Level 1, 2 and 3 inputs are defined in Note 2):

2014	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds
Growth Funds	$4,694,699	$—	$—	$4,694,699
Blended Funds	5,094,010			5,094,010
Value Funds	4,005,042			4,005,042
Bond Funds	7,687,780			7,687,780
Group annuity contract		3,314,662	—	3,314,662
Employer securities	218,598	—	—	218,598
Total investments measured at fair value	$21,700,129	$3,314,662	$—	$25,014,791

2013	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$20,173,123	$—	$—	$20,173,123
Collective investment trust	—	3,479,145	—	3,479,145
Employer securities	432,090	-	—	432,090
Total investments measured at fair value	$20,605,213	$3,479,145	$—	$24,084,358

NOTE 7 – INCOME TAX STATUS

Prior to October 1, 2014 the Plan operated under a non-standardized adoption agreement in connection with a prototype defined contribution plan and trust sponsored by American Funds Distributors, Inc. The Internal Revenue Service determined by a letter dated March 31, 2008, that the prototype plan and its related trust were designed in accordance with the applicable sections of the IRC. Although the Plan was amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Effective October 1, 2014, the Plan operates under a non-standardized adoption agreement in connection with a prototype defined contribution plan and trust sponsored by Great West Trust Company. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service dated March 31, 2014 stating that the prototype constitutes a qualified plan under Section 401 of the IRC and that the related trust was tax exempt as of the financial statement date. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there were no uncertain tax positions taken or expected to be taken that would require recognition of liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations prior to 2010. Generally, the applicable statutes of limitations are three to four years from their filings.

LUBY’S SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Prior to October 1, 2014, certain plan investments were mutual funds managed by American Funds. Effective October 1, 2014, Great-West Trust Company, LLC is the custodian of the Plan's assets. Certain participant investments are in Great-West Life & Annuity Insurance Company investment vehicles, which are managed by Great-West Trust Company, LLC and these transactions are considered as party-in-interest transactions. Therefore, investment transactions in American Funds mutual funds, Great West group annuity contract and Luby’s Inc. Employer Stock qualify as party-in-interest transactions as defined by ERISA. Any transaction involving these investments are on the open market at fair market value as outlined in Note 2. Consequently, such transactions are permitted under the provisions of the Plan and are exempt party-in-interest transactions under ERISA. For the Plan year ended 2014, fees paid by the Plan amounted to approximately $62 thousand for audit, recordkeeping, and investment advisory fees.

The Plan has notes receivable from participants at December 31, 2014 and 2013. As a result, these receivables and all transactions relating to these receivables qualify as party-in-interest transactions. These transactions are exempt from being prohibited transactions by ERISA.

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$26,072,624	$24,792,381
Excess contributions payable	70,954	55,362
Net assets available for benefits per Form 5500	$26,143,578	$24,847,743

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2014 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$1,280,243
Add – Excess contributions payable at December 31, 2014	70,954
Less – Excess contributions payable at December 31, 2013	(55,362)
Net increase in net assets available for benefits per Form 5500	$1,295,835

* * * * *

LUBY’S SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 74-1335253
Plan # 003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Massachusetts Fin Services Co	MFS Conservative Allocation R4	(i)	$ 18,576
	Massachusetts Fin Services Co	MFS Moderate Allocation R4	(i)	10,195
	Massachusetts Fin Services Co	MFS Growth Allocation R4	(i)	122,290
	JPMorgan	JPMorgan Intl Research Enhanced Eq A	(i)	2,925,286
	Vanguard Group, Inc.	Vanguard Emerging Mkts Stock IDX Adm	(i)	1,148,114
	Invesco Advisers, Inc.	Invesco Gold & Precious Metals Y	(i)	730,691
	Franklin Advisers, Inc.	Franklin Small Cap Growth R6	(i)	845,843
	JPMorgan	JPMorgan Small Cap Value Select	(i)	845,948
	Vanguard Group, Inc.	Vanguard Small Cap Index Adm	(i)	101,926
	AllianceBernstein LP	AllianceBernstein Discovery Growth I	(i)	1,078,433
	Massachusetts Fin Services Co	MFS Mid Cap Value R4	(i)	1,061,600
	Vanguard Group, Inc.	Vanguard Mid Cap Index Fund - Admiral	(i)	328,902
	AllianceBernstein LP	AllianceBernstein Growth and Income	(i)	2,097,494
	Gateway Investment Adv	Gateway Y	(i)	484
	Invesco Advisers, Inc.	Invesco Equally-WTD S&P 500 Y	(i)	289,435
	Massachusetts Fin Services Co	MFS Growth R4	(i)	2,188,534
	AllianceBernstein LP	AllianceBernstein Global Bond Adv	(i)	1,105,014
	AllianceBernstein LP	AllianceBernstein High Income	(i)	1,680,173
	OFI Global Asset Mgmt	Oppenheimer Senior Floating Rate I	(i)	1,680,938
	Pioneer Investment Mgmt	Pioneer Bond Y	(i)	2,507,044
	Pioneer Investment Mgmt	Pioneer Short Term Income Y	(i)	42,640
	Teachers Advisors, Inc.	TIAA-CREF Inflation Link BD Instl	(i)	671,971
*	Luby’s Inc. Employer Stock	Common Stock	(i)	218,598
*	Great-West Life & Annuity Ins. Co.	Key Guaranteed Portfolio Fund	(i)	3,314,662
*	Participant Loans	Various, bearing interest rate of 4.25% to 8.75%	(i)	1,128,787
		Total investments		$ 26,143,578

_____________________

(i)	Historical cost of participant directed investments is not a required disclosure.
*	Party-in-interest